Company Contact: Pansoft Company Limited Allen Zhang, Chief Financial Officer Phone: +86-531-8887-4455 E-mail: allen.zhang@pansoft.com	Investor Contact: CCG Investor Relations Mr. John Harmon, CFA, Sr. Account Manager Phone: +86-10-8573 1014 (Beijing) E-mail: john.harmon@ccgir.com

Pansoft Signs Definitive Agreement with Timesway Group Limited in
“Going Private” Transaction and Raises Acquisition Price to $4.15 per Share

JINAN, China, May 17, 2012 – Pansoft Company Limited (NASDAQ: PSOF) (“Pansoft” or the “Company”), a leading ERP software service provider for the oil and gas industry in China, today announced that the Company entered into an agreement and plan of merger (the “Agreement”) on May 16, 2012 with Timesway Group Limited, a company limited by shares incorporated under the laws of the British Virgin Islands (the “Parent”), Genius Choice Capital Limited, a company limited by shares incorporated under the laws of the British Virgin Islands and a direct wholly owned subsidiary of Parent (the “Merger Sub”). Timesway Group Limited is controlled by Chairman Hugh Wang and CEO Guoqiang Lin and had voting power over 63% of the Company’s voting securities as of June 30, 2011. Timesway Group Limited intends to finance the merger and the other transactions contemplated by a bank loan raised in Hong Kong, China.

Pursuant to the Agreement, (i) upon the terms and subject to the conditions set forth therein, at the effective time of the merger, upon the terms and subject to the conditions of this Agreement and in accordance with the BVI Companies Law, Merger Sub shall be merged with and into the Company. Following the Merger, the Company shall continue as the surviving corporation and the separate corporate existence of Merger Sub shall cease, and (ii) each ordinary share, par value US$0.0059 per share, of the Company issued and outstanding immediately prior to the effective time of the merger (individually, a “Share” and collectively, the “Shares”) (other than Shares to be cancelled), shall be cancelled in exchange for the right to receive an amount in cash equal to US$4.15 per Share without interest. As of the effective time of the merger, all of the Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist and the register of members of the Company will be updated accordingly. The $4.15 cash Per Share consideration, represents a 106.0% premium to the one-day pre-announcement price of $2.01 per share on January 6, 2012, the last trading day prior to the Company’s announcement on January 9, 2012 that it had received a “going private” proposal, representing a 10% increase from the $3.76 originally offered by Timesway on January 7, 2012.

The Company’s Board of Directors, acting upon the unanimous recommendation of the Special Committee consisting of independent Board members Paul Gillis, Samuel Shen, and Tony Luh, approved the Agreement and the merger contemplated in the Agreement and resolved to recommend that the Company’s shareholders vote to approve and adopt the Merger Agreement and the merger. The Special Committee, which is composed solely of directors unrelated to Parent, Merger Sub or any of the management members of the Company, negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors.

The merger contemplated in the Agreement is subject to the approval by an affirmative vote of shareholders representing a majority of the Shares present and voting in person or by proxy as a single class at a meeting of the Company’s shareholders which will be convened to consider the approval and adoption of the Agreement and the merger, as well as certain other customary closing conditions. If completed, the merger will result in the Company becoming a privately-held company and its Shares would no longer be listed on the NASDAQ Capital Market.

Duff & Phelps, LLC is serving as financial advisor to the Special Committee. Morgan, Lewis & Bockius, LLP as the Special Committee’s United States law counsel and Maples and Calder is serving as its British Virgin Islands law counsel.

Additional Information about the Transaction

The Company will furnish to the Securities and Exchange Commission (the “SEC”) a report regarding the proposed merger, which will include the Merger Agreement and related documents. All parties desiring details regarding the proposed merger are urged to review these documents, which are available at the SEC’s website (http://www.sec.gov).

In connection with the proposed merger, the Company will prepare and mail a proxy statement to its shareholders. In addition, certain participants in the proposed merger will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the proposed merger and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, these documents can be obtained, without charge, by contacting the Company at the following address and/or phone number:

Pansoft Company Limited

3/F Qilu Software Park Building, Hi-Tech Zone,

Jinan, Shandong, People's Republic of China 250101

Telephone: 86-531-88871166

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from our shareholders with respect to the proposed merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the proposed merger when it is filed with the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the proposed merger proceed.

About Pansoft Company Limited

Pansoft is a leading enterprise resource planning (“ERP“) software and professional services provider for the oil and gas industry in China. Its ERP software offers comprehensive solutions for various business operations including accounting, order processing, delivery, invoicing, inventory control, and customer relationship management. For more information, go to Pansoft’s website at http://www.pansoft.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements concerning Pansoft Company Limited, which include but are not limited to, statements regarding Pansoft’s ability to expand its service offerings and maintain leadership as a provider of ERP software and services for the oil and gas industry in China. The actual results may differ materially depending on a number of risk factors including but not limited to, the following: general economic and business conditions, development, shipment and market acceptance of products, additional competition from existing and new competitors, changes in technology or product techniques, the Company’s ability to successfully integrate acquisitions, its ability to repurchase shares, share-repurchase plans, and various other factors beyond its control. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement and the risk factors detailed in the Company’s reports filed with the Securities and Exchange Commission. Pansoft Company Limited undertakes no duty to revise or update any forward-looking statements to reflect events or circumstances after the date of this release.

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